Exhibit 21.1

SUBSIDIAIRES OF

CIMG INC.

Subsidiaries	Place of Incorporation
Wewin Technology LLC	State of Florida
DZR Tech Limited	Hong Kong SAR
CIMG Pte. Ltd.	Singapore
Zhongyan Shangyue Technology Co., Ltd.	People’s Republic of China
Henan Zhongyan Shangyue Technology Co. Ltd.	People’s Republic of China
Xilin Online (Beijing) E-commerce Co., Ltd	People’s Republic of China
Shanghai Huomao Cultural Development Co., Ltd.	People’s Republic of China
Guizhou Zhutai Huomao Liquor Industry Co., Ltd.	People’s Republic of China
Shenzhen Zhimeng Qiyang Technology Co., Ltd.	People’s Republic of China
Beijing Zhongyan Shangyue Holdings Co., Ltd	People’s Republic of China
Henan Nuanyou Agricultural Science and Technology Co., Ltd.	People’s Republic of China
Beijing Xin Miao Shi Dai Technology Development Co., Ltd.	People’s Republic of China
Braincon Limited	Hong Kong SAR